Exhibit 99.1

WalkMe Ltd. Announces First Quarter 2024 Financial Results

●	1Q24 Revenue of $68.6 million at the high end of the guidance range.
●	1Q24 Non-GAAP Operating Income of $4.4 million or 6% compared to a loss of ($8.8) million or (13%) in 1Q23.
●	Record high Free Cash Flow of $16.6 million and 24% margin compared to cash burn of ($8.3) million and (13%) in 1Q23.
●	Introducing WalkMeX, the industry’s first always on, contextual AI copilot that proactively delivers next best actions to users across any workflow or application.

SAN FRANCISCO, May 22, 2024 -- WalkMe Ltd. (NASDAQ:WKME), a leading provider of digital adoption solutions for effectively navigating technology change, today announced financial results for its first quarter ended March 31, 2024.

Management Commentary

“Q1 has been a great kickoff as we turn the corner on growth with a focus on doubling our net new ARR in 2024," said Dan Adika, CEO of WalkMe. “GenAI has created a huge opportunity for WalkMe and with WalkMeX, our new contextual AI copilot, organizations will finally have the power to infuse GenAI right into the flow of work for every employee in any workflow.”

“I’m pleased we achieved the high end of our revenue guidance range and outperformed our profitability guidance with a record high free cash flow for the quarter,” said Hagit Ynon, CFO of WalkMe. “We are investing in innovation and our growth drivers as we maintain flexibility with our strong balance sheet.”

First Quarter 2024 Financial Highlights:

●	Revenue: Subscription revenue was $64.4 million, an increase of 6% year-over-year. Total revenue was $68.6 million, an increase of 4% year-over-year.
●	Gross Margin: GAAP Gross margin was 86%, compared to 81% in the first quarter of 2023. Non-GAAP Gross margin was 86%, compared to 83% in the first quarter of 2023.
●	GAAP Operating Loss: was $7.9 million, or 12% of total revenue, compared to $25.8 million, or 39% in the first quarter of 2023.
●	Non-GAAP Operating Income: was $4.4 million or 6% of total revenue, compared to a loss of ($8.8) million, or (13%) in the first quarter of 2023.
●	Diluted Earnings Per Share: Non-GAAP Net Income Per Share of $0.07 and GAAP Net Loss Per Share of ($0.07), compared to a loss of ($0.08) and ($0.30) in the first quarter of 2023 respectively.
●	Operating Cash Flow: Net cash provided by operating activity was $17.8 million, or 26% of total revenue, compared to ($7.5) million used in operating activity or (11%) in the first quarter of 2023.
●	Free Cash Flow: was a positive $16.6 million or 24% of total revenue, compared to negative ($8.3) million, or (13%) in the first quarter of 2023.
●	Cash, Cash Equivalents, Short-term Deposits and Marketable Securities: were $339.6 million as of March 31, 2024

Recent Business Highlights:

●
WalkMe introduced its newest AI offering, WalkMeX, democratizes the AI revolution to the entire workforce – regardless of digital dexterity or comfort with technology by suggesting the next best action to users right where they are, without needing to be prompted. WalkMeX is the only cross-application, contextual AI copilot that proactively meets the user wherever they are, within the flow of work.

●	Added Cognizant to our Global Partner ecosystem further expanding the WalkMe ecosystem to leading global system integrators.
●
WalkMe gathered key industry analysts in New York City earlier this month for a milestone analyst day event focused on powering successful generative AI transformation with WalkMe’s patented AI-driven digital adoption.

●
WalkMe will gather changemakers at its annual Realize conference virtually on June 18, 2024. This exciting annual event engages customers and partners, demonstrating what WalkMe can do for them — both today and tomorrow.

●	Reached a new high of 42 customers with over $1 million in annualized recurring revenue (“ARR”) and 536 customers with over $100,000 in ARR as of March 31, 2024.
●	DAP customers of 195 as of March 31, 2024, representing DAP customer count growth of 8% year-over-year.

Financial Outlook:

For the second quarter of 2024, the Company currently expects:

●	Revenue of $69 to $70 million
●	Non-GAAP Operating Income of $2.3 to $3.3 million

For the full year 2024, the Company currently expects:

●	Revenue of $279 to $283 million
●	Increasing the Non-GAAP Operating Income guidance to the range of $12.5 to $15 million

The section titled “Non-GAAP Financial Measures and Key Performance Indicators” below contains a description of the non-GAAP financial measures and Key Performance Indicators discussed in this press release and reconciliations between historical GAAP and non-GAAP information are contained in the tables below. The Company is unable to provide a reconciliation of non-GAAP Operating Income (Loss) to Operating Income (Loss), its most directly comparable GAAP financial measure, on a forward-looking basis without unreasonable effort, because items that impact this GAAP financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, predicting forward-looking share-based compensation. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

Throughout this press release, we provide a number of key performance indicators used by our management and often used by competitors in our industry. These and other key performance indicators are discussed in more detail in the section entitled “Non-GAAP Financial Measures and Key Performance Indicators” in this press release.

Conference Call Information:

WalkMe will host a conference call and live webcast for analysts and investors at 5:00 a.m. Pacific Time on May 22, 2024. The press release with the financial results as well as the investor presentation materials will be accessible from the Company’s website prior to the conference call.

A live webcast of the conference call will be accessible on the WalkMe investor relations website at https://ir.walkme.com.

Approximately one hour after completion of the live call and for at least 30 days thereafter, an archived version of the webcast will be available on the Company’s investor relations website at https://ir.walkme.com.

Supplemental Financial and Other Information:

We intend to announce material information to the public through the WalkMe investor relations website at ir.walkme.com, SEC filings, press releases, public conference calls, and public webcasts. We use these channels to communicate with our investors, customers, and the public about our company, our offerings, and other issues. As such, we encourage investors, the media, and others to follow the channels listed above, and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page of our website.

Non-GAAP Financial Measures and Key Performance Indicators:

In addition to our financial results reported in accordance with GAAP, this press release and the accompanying tables and related presentation materials may contain one or more of the following non-GAAP financial measures: Non-GAAP Gross Profit, Non-GAAP Gross Margin, Non-GAAP Operating Income (Loss), Non-GAAP Operating Margin, Non-GAAP Net Income (Loss) attributable to WalkMe Ltd., Non-GAAP Net Income (Loss) per share attributable to WalkMe Ltd. and Free Cash Flow, all of which are non-GAAP financial measures. We believe that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key measures used by management in its financial and operational decision making. Non-GAAP financial measures have limitations as analytical tools and may differ from similarly titled measures presented by other companies. The presentation of this financial information is not intended to be considered as a substitute for the financial information prepared and presented in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures and not rely on any single financial measure to evaluate our business.

Non-GAAP Gross Profit and Non-GAAP Gross Margin. We define Non-GAAP Gross Profit as gross profit excluding share-based compensation, amortization of acquired intangibles and restructuring expenses. We exclude these items because they occur for reasons that may be unrelated to our core operating performance during the period, and because we believe that such items may obscure underlying business trends and make comparisons of long-term performance difficult. We use Non-GAAP Gross Profit with traditional GAAP measures to evaluate our financial performance. Non-GAAP Gross Margin is calculated as a percentage of revenues.

Non-GAAP Operating Income (Loss) and Non-GAAP Operating Margin. We define Non-GAAP Operating Income (Loss) as net income (loss) from operations excluding share-based compensation, amortization and impairment of acquired intangible assets, restructuring expenses and non-recurring legal settlement expenses related to a complex class action lawsuit and related claims which are considered outside of the company’s ordinary course of business. We exclude these items because they occur for reasons that may be unrelated to our core operating performance during the period, and because we believe that such items may obscure underlying business trends and make comparisons of long-term performance difficult. We use Non-GAAP Operating Income (Loss) with traditional GAAP measures to evaluate our financial performance. Non-GAAP Operating Margin is calculated as a percentage of revenues.

Non-GAAP Net Income (Loss) attributable to WalkMe Ltd. We define Non-GAAP Net Income (Loss) attributable to WalkMe Ltd. as Net Income (Loss) attributable to WalkMe Ltd. excluding share-based compensation, amortization and impairment of acquired intangible assets, restructuring expenses, non-recurring legal settlement expenses related to a complex class action lawsuit and related claims which are considered outside of the company’s ordinary course of business and adjustment attributable to non-controlling interest. We exclude these items because they occur for reasons that may be unrelated to our core operating performance during the period, and because we believe that such items may obscure underlying business trends and make comparisons of long-term performance difficult. We use Non-GAAP Net Income (Loss) attributable to WalkMe Ltd. with traditional GAAP measures to evaluate our financial performance. Non-GAAP Net Income (Loss) per Share attributable to WalkMe Ltd. is calculated based on the periodic weighted average of ordinary shares basic and diluted.

Free Cash Flow. We define Free Cash Flow as net cash provided by (used in) operating activities, less cash used for purchases of property and equipment and capitalized internal-use software development costs. We believe that Free Cash Flow is a useful indicator of liquidity that provides information to management and investors, even if negative, about the amount of cash used in our business. Our Free Cash Flow may vary from period to period and be impacted as we continue to invest for growth in our business.

ARR. We define ARR as the annualized value of customer subscription contracts as of the measurement date, assuming any contract that expires during the next 12 months is renewed on its existing terms (including contracts for which we are negotiating a renewal). Our calculation of ARR is not adjusted for the impact of any known or projected future events (such as customer cancellations, upgrades or downgrades, or price increases or decreases) that may cause any such contract not to be renewed on its existing terms. In addition, the amount of actual revenue that we recognize over any 12-month period is likely to differ from ARR at the beginning of that period, sometimes significantly. This may occur due to new bookings, cancellations, upgrades, downgrades or other changes in pending renewals, as well as the effects of professional services revenue and acquisitions or divestitures. As a result, ARR should be viewed independently of, and not as a substitute for or forecast of, revenue and deferred revenue. Our calculation of ARR may differ from similarly titled metrics presented by other companies.

Enterprise-Wide DAP Customers: We define Enterprise-Wide DAP Customers as those who have purchased enterprise-wide subscriptions or who have department-wide usage of our Digital Adoption Platform across four or more applications. We believe these customers are an indication of the success of our customer acquisition and expansion strategy and demonstrate the strategic demand for our Digital Adoption Platform, the growth of our business, and our potential future business opportunities.

For more information on the non-GAAP financial measures, please see the reconciliation tables provided in this press release. The accompanying reconciliation tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

Special Note Regarding Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended.  All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding the Company’s future financial results, including revenue and non-GAAP operating loss guidance, and expectations regarding the Company’s ARR growth, operations and future profitability; the capabilities of and demand for the Company’s services including its generative AI offerings; the growth and evolution of the digital adoption platform industry; the Company’s participation in upcoming conferences, the Company's future financial strategy and competitive market position within the industry are all forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our ability to manage our growth effectively, sustain our historical growth rate in the future or achieve or maintain profitability; the impact of adverse macro-economic changes on our business, financial condition and results of operations; the growth and expansion of the markets for our offerings and our ability to adapt and respond effectively to evolving market conditions; our estimates of, and future expectations regarding, our market opportunity; our ability to keep pace with technological and competitive developments and develop or otherwise introduce new products and solutions and enhancements to our existing offerings; our ability to maintain the interoperability of our offerings across devices, operating systems and third-party applications and to maintain and expand our relationships with third-party technology partners; the effects of increased competition in our target markets and our ability to compete effectively; our ability to attract and retain new customers and to expand within our existing customer base; the success of our sales and marketing operations, including our ability to realize efficiencies and reduce customer acquisition costs; risks related to the war in Israel and the related challenges to the political, economic and security conditions in Israel and its impact on our business, financial performance and our actions designed to mitigate such impact;  our ability to meet the service-level commitments under our customer agreements and the effects on our business if we are unable to do so; our relationships with, and dependence on, various third-party service providers; our ability to maintain and enhance awareness of our brand; our ability to offer high quality customer support; our ability to effectively develop and expand our marketing and sales capabilities; our ability to maintain the sales prices of our offerings and the effects of pricing fluctuations; the sustainability of, and fluctuations in, our gross margin; risks related to our international operations and our ability to expand our international business operations; the effects of currency exchange rate fluctuations on our results of operations, including recent declines in the value of the Israeli shekel following Hamas’ attacks against Israel; challenges and risks related to our sales to government entities; our ability to consummate acquisitions at our historical rate and at acceptable prices, to enter into other strategic transactions and relationships, and to manage the risks related to these transactions and arrangements; our ability to protect our proprietary technology, or to obtain, maintain, protect and enforce sufficiently broad intellectual property rights therein; our ability to maintain the security and availability of our platform, products and solutions; our ability to comply with current and future legislation and governmental regulations to which we are subject or may become subject in the future; changes in applicable tax law, the stability of effective tax rates and adverse outcomes resulting from examination of our income or other tax returns; the effects of unfavorable conditions in our industry or the global economy or reductions in information technology spending; factors that may affect the future trading prices of our ordinary shares; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on form 20-F filed with the Securities and Exchange Commission on March 18, 2024, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

About WalkMe

WalkMe (WKME) pioneered the world’s leading Digital Adoption Platform (DAP) so companies can effectively navigate the constant change brought on by technology. With WalkMe, organizations drive enterprise productivity and reduce risk by ensuring consistent, responsible, and efficient adoption of software and the workflows it powers. Our AI-driven platform sits on top of an organization’s tech stack, identifies where people experience friction, and delivers the personalized guidance and automation needed to get the job done, right in the flow of work. Customers like IBM, Nestle, ThermoFisher Scientific, and the U.S. Dept. of Defense trust WalkMe to create the people-centric experiences required to boost the effectiveness of their workflows and maximize software ROI.

Media Contact:

Melanie Pasch
press@walkme.com

Investor Contact:

John Streppa
investors@walkme.com

WalkMe Ltd.
Condensed Consolidated Statements of Operations
(in thousands, except share and per share data; unaudited)

	Three months ended
	March 31,
	2024	2023
Revenues
Subscription	$64,444	$60,629
Professional services	4,130	5,263
Total revenues	68,574	65,892

Cost of revenues
Subscription(1)(2)	6,297	6,389
Professional services(1)	3,579	5,803
Total cost of revenues	9,876	12,192

Gross profit	58,698	53,700

Operating expenses
Research and development(1)	12,746	14,272
Sales and marketing(1)	41,428	44,458
General and administrative(1)	12,416	20,747
Total operating expenses	66,590	79,477
Operating loss	(7,892)	(25,777)
Financial income, net	3,670	3,243
Loss before income taxes	(4,222)	(22,534)
Income taxes	(1,264)	(1,112)
Net loss	(5,486)	(23,646)
Net loss attributable to non-controlling interest	(40)	(23)
Adjustment attributable to non-controlling interest	700	2,500
Net loss attributable to WalkMe Ltd.	$(6,146)	$(26,123)
Net loss per share attributable to WalkMe Ltd. basic and diluted	$(0.07)	$(0.30)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	91,321,856	87,288,085

(1) Includes share-based compensation expense as follows:

	Three months ended
	March 31,
	2024	2023
Cost of subscription revenues	$267	$286
Cost of professional services	278	537
Research and development	2,537	2,369
Sales and marketing	5,394	4,611
General and administrative	3,764	9,094
Total share-based compensation expense	$12,240	$16,897

(2) Includes amortization of acquired intangibles as follows:

	Three months ended
	March 31,
	2024	2023
Cost of revenues	$68	$68

WalkMe Ltd.
Condensed Consolidated Balance Sheets
(in thousands; unaudited)

	March 31,	December 31,
	2024	2023
Assets

Current assets:

Cash and cash equivalents	$192,839	$177,223
Short-term deposits	28,426	28,027
Short-term marketable securities	58,103	60,290
Trade receivables, net	42,334	40,494
Deferred contract acquisition costs	26,376	26,793
Prepaid expenses and other current assets	8,565	8,739
Total current assets	356,643	341,566

Non-current assets:

Long-term marketable securities	60,189	56,282
Deferred contract acquisition costs	27,617	30,267
Other assets	792	317
Property and equipment, net	12,020	12,059
Operating lease right-of-use assets	10,824	12,005
Goodwill and Intangible assets, net	1,493	1,561
Total non-current assets	112,935	112,491

Total assets	$469,578	$454,057

Liabilities, redeemable non-controlling interest and shareholders’ equity

Current liabilities:

Trade payables	$3,766	$3,508
Accrued expenses and other current liabilities	43,300	47,772
Deferred revenues	122,304	110,701
Total current liabilities	169,370	161,981

Long-term liabilities:

Deferred revenues	721	894
Other long-term liabilities	12,728	12,384
Operating lease liabilities	7,591	8,222
Total long-term liabilities	21,040	21,500
Total liabilities	190,410	183,481

Redeemable non-controlling interest	11,075	10,429
Shareholders’ equity:
Share capital and additional paid-in capital	762,868	748,801
Other comprehensive income (loss)	(197)	478
Accumulated deficit	(494,578)	(489,132)
Total shareholders’ equity	268,093	260,147
Total Liabilities, redeemable non-controlling interest and shareholders’ equity	$469,578	$454,057

WalkMe Ltd.
Condensed Consolidated Statements of Cash Flow
(in thousands; unaudited)

	Three months ended
	March 31,
	2024	2023
Cash flows from operating activities:
Net loss	$(5,486)	$(23,646)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Share-based compensation	12,240	16,897
Depreciation, amortization and impairment	1,446	1,355
Operating lease right-of-use assets and liabilities, net	(515)	(403)
Finance (income) expense	32	(274)
Amortization of premium and accretion of discount on marketable securities, net	(772)	(528)
Increase in trade receivables, net	(1,840)	(3,720)
Increase in prepaid expenses and other current and non-current assets	(218)	(2,118)
Decrease in deferred contract acquisition costs	3,067	3,386
Increase (decrease) in trade payables	247	(694)
Decrease in accrued expenses and other current liabilities	(2,518)	(7,942)
Increase in deferred revenues	11,702	8,556
Increase in other long-term liabilities	369	1,599
Net cash provided by (used in) operating activities	17,754	(7,532)

Cash flows from investing activities:

Investment in equity securities	(325)	-
Purchase of property and equipment	(97)	(180)
Proceeds from short-term deposits	-	37,000
Investment in marketable securities	(14,127)	(10,357)
Proceeds from maturity of marketable securities	12,573	10,460
Proceeds from restricted deposits	170	-
Capitalization of software development costs	(1,020)	(567)
Net cash provided by (used in) investing activities	(2,826)	36,356

Cash flows from financing activities:

Proceeds from exercise of options	423	542
Proceeds from employees share purchase plan	879	1,194
Net cash provided by financing activities	1,302	1,736
Effect of foreign currency exchange rate changes on cash, cash equivalents, and restricted cash	(451)	(191)
Increase in cash, cash equivalents and restricted cash	15,779	30,369
Cash, cash equivalents and restricted cash - Beginning of period	177,223	94,428
Cash, cash equivalents and restricted cash - End of period	$193,002	$124,797

WalkMe Ltd.
Reconciliation from GAAP to Non-GAAP Results
(in thousands, except share and per share data; unaudited)

	Three months ended
	March 31,
	2024	2023
Reconciliation of gross profit and gross margin
GAAP gross profit	$58,698	$53,700
Plus: Share-based compensation expense	545	823
Plus: Amortization of acquired intangibles	68	68
Non-GAAP gross profit	$59,311	$54,591
GAAP gross margin	86%	81%
Non-GAAP gross margin	86%	83%

Reconciliation of operating expenses
GAAP research and development	$12,746	$14,272
Less: Share-based compensation expenses	(2,537)	(2,369)
Non-GAAP research and development	$10,209	$11,903

GAAP sales and marketing	$41,428	$44,458
Less: Share-based compensation expenses	(5,394)	(4,611)
Non-GAAP sales and marketing	$36,034	$39,847

GAAP general and administrative	$12,416	$20,747
Less: Share-based compensation expenses	(3,764)	(9,094)
Non-GAAP general and administrative	$8,652	$11,653

Reconciliation of operating income (loss) and operating margin
GAAP operating loss	$(7,892)	$(25,777)
Plus: Share-based compensation expense	12,240	16,897
Plus: Amortization of acquired intangibles	68	68
Non-GAAP operating income (loss)	$4,416	$(8,812)
GAAP operating margin	(12)%	(39)%
Non-GAAP operating margin	6%	(13)%

Reconciliation of net income (loss)
GAAP net loss attributable to WalkMe Ltd.	$(6,146)	$(26,123)
Plus: Share-based compensation expense	12,240	16,897
Plus: Amortization of acquired intangibles	68	68
Plus: Adjustment attributable to non-controlling interest	700	2,500
Non-GAAP net income (loss) attributable to WalkMe Ltd.	$6,862	$(6,658)

Non-GAAP net income (loss) per share attributable to WalkMe Ltd.
Basic	$0.08	$(0.08)
Diluted	$0.07	$(0.08)

Shares used in non-GAAP per share calculations:
Non-GAAP weighted-average shares used to compute net income (loss) per share
Basic	91,321,856	87,288,085
Diluted	96,556,802	87,288,085

WalkMe Ltd.
Reconciliation of GAAP Cash Flow from Operating Activities to Free Cash Flow
(in thousands; unaudited)

	Three months ended
	March 31,
	2024	2023
Net cash provided by (used in) operating activities	$17,754	$(7,532)
Less: Purchases of property and equipment	(97)	(180)
Less: Capitalized software development costs	(1,020)	(567)
Free Cash Flow	$16,637	$(8,279)